UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TATA MOTORS LIMITED

(Exact name of the registrant as specified in its charter)

Republic Of India	001-32294	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Bombay House, 24, Homi Mody Street, Mumbai 400 001, India	400 001
(Address of principal executive offices)	(Zip code)

H.K. Sethna, Bombay House 24, Homi Mody Street, Mumbai 400 001, India Tel.: +91 22 6665 7219,

Facsimile: +91 22 6665 7260

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Specialized Disclosure Report on Form SD (“SD Report”) of Tata Motors Limited (“TML”, “we”, “us” or “our”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which implements the disclosure requirements related to “conflict minerals” under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined in Form SD to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, tin, tantalum, tungsten and gold (“Conflict Minerals”).

Company Overview

This SD Report has been prepared by management of TML. This SD Report includes information pertaining to the manufacturing activities of TML in India, and those of its significant vehicle manufacturing subsidiaries, Jaguar Land Rover Automotive PLC (“JLR”), and Tata Daewoo Commercial Vehicle Co., Ltd. (“TDCV”).

TML is an automobile company. TML conducts automotive operations including activities relating to the development, design, manufacture, assembly and sale of vehicles, as well as related parts and accessories. TML’s product lines consist of automobiles and related products in the passenger, utility, and light, medium and heavy commercial, vehicle segments. TML conducts manufacturing operations in India, the United Kingdom, South Korea, Thailand and South Africa.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

TML has determined that Conflict Minerals may have been necessary to the functionality or production of certain products that it manufactured (or contracted to be manufactured) during the year ended December 31, 2013. Accordingly, TML conducted a reasonable country of origin inquiry (“RCOI”) that it believes was reasonably designed to determine whether any of the Conflict Minerals used in TML products originated or may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, together with the DRC, referred to hereinafter as the “Covered Countries”) or were from recycled or scrap sources. Based on the results of its RCOI, TML is in the process of ascertaining if: (i) any Conflict Minerals used in its products originated in the Covered Countries; and (ii) a portion of the Conflict Minerals used in the manufacture of its products was derived from recycled or scrap sources.

TML has commenced, and intends to conduct further due diligence on the source and chain of custody of the Conflict Minerals, and intends to develop its due diligence procedures and measures such that they conform in material respects to the framework in the Organisation for Economic Co-operation and Development (OECD), Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition 2013 and the related supplements on Conflict Minerals (“OECD Guidance”).

Following its RCOI and due diligence efforts, as of the date of this SD Report for the year ended December 31, 2013, TML is in the process of determining the origin of Conflict Minerals used in its products.

The RCOI and due diligence conducted by TML, and the results thereof, are described in the Conflict Minerals Report, which report is attached as Exhibit 1.02 to this SD Report and is incorporated into this Item 1.01 by reference. TML has also posted the Conflict Minerals Report to its website at http://www.tatamotors.com/investors/investors.php. The content of such website is not a part of this SD Report.

Item 1.02 Exhibit

A copy of TML’s Conflict Minerals Report is filed as Exhibit 1.02 to this SD Report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form:

EXHIBIT 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TATA MOTORS LIMITED
(Registrant)

By:	/s/ Venkatram Mamillapalle	Date: May 30, 2014
Name:	Venkatram Mamillapalle
Title:	Sr VP (Purchasing & Supply Chain)